FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board meeting held on December 21, 2010, at which time it was resolved to schedule an Extraordinary Shareholders Meeting for the 20th of January, 2011 with the purpose of proposing a capital increase.

Santiago, December 21,  2010

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

                Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Ordinary Session No. BCH 2,725 held on December 21, 2010, the Board of Directors of Banco de Chile resolved to schedule an Extraordinary Shareholders Meeting for the 20th of January, 2011 with the purpose of proposing a capital increase in the amount of Ch$240,000,000,000 equivalent to approximately US$ 500,000,000 by means of the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholders Meeting as well as to modify the Bank’s by-laws by adopting the other necessary agreements so as to make effective the agreed by-laws reform.

Sincerely,

                                                                              Arturo Tagle Quiroz

                                                                               Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2010.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO